Exhibit 99.0

February 15, 2003

Re:   DiVall Income Properties 3, L.P.

Dear Limited Partner:

There has been no progress in finding a purchaser for the remaining property located in Colorado Springs. Between fears of war and uncertainties with the markets, buyers seem to be on the sidelines.

We certainly hope we can have some positive news on the sale and liquidation front next quarter.

Your Schedule K-1 will be mailed on or before February 28, 2003 and the Annual Report will be mailed in April 2003.

Should you have any questions or require any additional information, please feel free to contact our offices toll-free at 800-547-7686 ext 224. Any correspondence should be mailed to: The Provo Group, Inc., 101 W. 11th Street, Suite 1110, Kansas City, MO 64105.

Sincerely,

Bruce A. Provo

DIVALL INCOME PROPERTIES 3 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2002

	PROJECTED	ACTUAL	VARIANCE
	4TH QUARTER 12/31/2002	4TH QUARTER 12/31/2002	BETTER (WORSE)
OPERATING REVENUES
Rental income	$75,875	$0	$(75,875)
Interest income	5,400	2,801	(2,599)
Gain on Sale of Property	0	0	0
Other income	0	1,290	1,290

TOTAL OPERATING REVENUES	$81,275	$4,091	$(77,184)

OPERATING EXPENSES
Insurance	$1,226	$816	$410
Management fees	17,757	4,421	13,336
Overhead allowance	1,434	1,444	(10)
Advisory Board	1,314	1,313	2
Administrative	2,638	2,266	372
Professional services	4,100	7,152	(3,052)
Auditing	11,350	30,750	(19,400)
Legal	2,250	1,740	510
Real Estate taxes	39,000	8,335	30,665
Defaulted tenants	600	600	(0)

TOTAL OPERATING EXPENSES	$81,669	$58,837	$22,832

INVESTIGATION AND RESTORATION EXPENSES	$0	$52	$(52)

NON-OPERATING EXPENSES
Depreciation	$14,647	$0	$14,647
Amortization	264	0	264

TOTAL NON-OPERATING EXPENSES	$14,911	$0	$14,911

TOTAL EXPENSES	$96,580	$58,889	$37,691

NET (LOSS) INCOME	$(15,305)	$(54,798)	$(39,493)

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	14,911	0	(14,911)
Recovery of amounts previously written off	0	(1,290)	(1,290)
(Increase) Decrease in current assets	(27,537)	(627)	26,910
Increase (Decrease) in current liabilities	37,505	22,551	(14,954)
(Increase) Decrease in cash reserved for payables	(37,444)	(22,340)	15,104
Advance from future distribution reserve for current distributions	49,100	56,600	7,500

Net Cash Provided From (Used in) Operating Activities	$21,230	$96	$(21,134)

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Investment in Indemnification Trust (interest earnings)	-4,500	-1,449	3,051
Security deposit	0	0	0
Recovery of amounts previously written off		1,290	1,290

Net Cash (used in) from Investing And Financing Activities	$(4,500)	$(158)	$4,342

Total Cash Flow For Quarter	$16,731	$(62)	$(16,792)

Cash Balance Beginning of Period	232,209	573,184	340,975
Less 3rd quarter distributions paid 11/02	(15,000)	0	15,000
Change in cash reserved for payables or distributions	(11,656)	(34,260)	(22,604)

Cash Balance End of Period	$222,284	$538,862	$316,579

Cash reserved for 4th quarter L.P. distributions	(15,000)	0	15,000
Cash reserved for future distributions	0	(382,500)	(382,500)
Cash reserved for payment of payables	(72,169)	(54,358)	17,811

Unrestricted Cash Balance End of Period	$135,115	$102,004	$(33,110)

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$15,000	$0	$(15,000)
Mailing Date	02/15/2003		—

*	Refer to distribution letter for detail of quarterly distribution.